# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0001811744
Persons authorized to receive notices and communications: Evgeny Zaytsev, 601 California Street, Suite 620, San Francisco, California (CA), 94108, (415) 484-1221

## Reporting persons
- Bering Partners II GP, L.L.C. (CIK 0001811744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,553,398; sole dispositive power 0; shared dispositive power 3,553,398; aggregate amount beneficially owned 3,553,398 (9.99% of the class)
  Comment: Consists of (i) 2,113,513 shares of Common Stock (as defined in Item 1(a)), (ii) 130,651 shares of Common Stock underlying Common Stock Warrants (the Common Stock Warrants) which are exercisable within 60 days of this Statement, (iii) 654,617 shares of Common Stock underlying certain Series A Warrants (as defined in Item 3(a)) which are exercisable within 60 days of this Statement, and (iv) 654,617 shares of Common Stock underlying certain Series B Warrants (as defined in Item 3(a)) which are exercisable within 60 days of this Statement. This total excludes (a) 795,650 shares of Common Stock issuable upon exercise of certain Series A Warrants and (b) 795,650 shares of Common Stock issuable upon exercise of certain Series B Warrants because the Series A Warrants and Series B Warrants contain a provision which prohibits the exercise of the Series A Warrants and Series B Warrants to the extent that doing so would result in the holder of the Series A Warrants and Series B Warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99 percent of the shares of Common Stock then outstanding immediately after giving effect to such exercise (the Beneficial Ownership Limitation). All securities are held by Bering II (as defined in Item 2(a)). Bering II GP (as defined in Item 2(a)) is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev (as defined in Item 2(a)), a member of the Issuer's board of directors (the Board), and Mr. Sawyer (as defined in Item 2(a)) are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 35,581,345 shares, as follows: (i) 34,141,460 of Common Stock outstanding as of August 5, 2026, as reported by the Issuer (as defined in Item 1(b)) in its Form 10-Q filed with the United States Securities and Exchange Commission (the Commission) on August 11, 2026 (the Form 10-Q), plus (ii) an aggregate of 1,439,885 shares of Common Stock underlying Common Stock Warrants, Series A Warrants and Series B Warrants (together, the Warrants) which are exercisable within 60 days of this Statement.
- Bering Partners II, L.P. (CIK 0001811512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,553,398; sole dispositive power 0; shared dispositive power 3,553,398; aggregate amount beneficially owned 3,553,398 (9.99% of the class)
  Comment: Consists of (i) 2,113,513 shares of Common Stock, (ii) 130,651 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement, (iii) 654,617 shares of Common Stock underlying certain Series A Warrants which are exercisable within 60 days of this Statement, and (iv) 654,617 shares of Common Stock underlying certain Series B Warrants which are exercisable within 60 days of this Statement. This total excludes (a) 795,650 shares of Common Stock issuable upon exercise of certain Series A Warrants and (b) 795,650 shares of Common Stock issuable upon exercise of certain Series B Warrants due to the Beneficial Ownership Limitation. All securities are held by Bering II. Bering II GP is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 35,581,345 shares, as follows: (i) 34,141,460 of Common Stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) an aggregate of 1,439,885 shares of Common Stock issuable upon exercise of the Warrants which are exercisable within 60 days of this Statement.
- Evgeny Zaytsev (CIK 0001674797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,553,398; sole dispositive power 0; shared dispositive power 3,553,398; aggregate amount beneficially owned 3,553,398 (9.99% of the class)
  Comment: Consists of (i) 2,113,513 shares of Common Stock, (ii) 130,651 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement, (iii) 654,617 shares of Common Stock underlying certain Series A Warrants which are exercisable within 60 days of this Statement, and (iv) 654,617 shares of Common Stock underlying certain Series B Warrants which are exercisable within 60 days of this Statement. This total excludes (a) 795,650 shares of Common Stock issuable upon exercise of certain Series A Warrants and (b) 795,650 shares of Common Stock issuable upon exercise of certain Series B Warrants due to the Beneficial Ownership Limitation. All securities are held by Bering II. Bering II GP is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 35,581,345 shares, as follows: (i) 34,141,460 of Common Stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) an aggregate of 1,439,885 shares of Common Stock issuable upon exercise of the Warrants which are exercisable within 60 days of this Statement.
- Philip M Sawyer (CIK 0001034251): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,553,398; sole dispositive power 0; shared dispositive power 3,553,398; aggregate amount beneficially owned 3,553,398 (9.99% of the class)
  Comment: Consists of (i) 2,113,513 shares of Common Stock, (ii) 130,651 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement, (iii) 654,617 shares of Common Stock underlying certain Series A Warrants which are exercisable within 60 days of this Statement, and (iv) 654,617 shares of Common Stock underlying certain Series B Warrants which are exercisable within 60 days of this Statement. This total excludes (a) 795,650 shares of Common Stock issuable upon exercise of certain Series A Warrants and (b) 795,650 shares of Common Stock issuable upon exercise of certain Series B Warrants due to the Beneficial Ownership Limitation. All securities are held by Bering II. Bering II GP is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 35,581,345 shares, as follows: (i) 34,141,460 of Common Stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) an aggregate of 1,439,885 shares of Common Stock issuable upon exercise of the Warrants which are exercisable within 60 days of this Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Comment:
Explanatory Note:

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Commission on July 2, 2026 (the Original Schedule 13D) and is being filed by Bering Partners II, L.P. ("Bering II") and Bering Partners II GP, L.L.C. ("Bering II GP", and together with Bering II, the Reporting Entities), Mr. Evgeny Zaytsev ("Mr. Zaytsev") and Mr. Philip Sawyer ("Mr. Sawyer"). The Reporting Entities, Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by the addition of the following information:

The Stockholder Approval for the issuance of the Series A Warrants and Series B Warrants was obtained on August 19, 2026, and the Series A Warrants and Series B Warrants held by Bering II were issued on the same day.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Bering Partners II GP, L.L.C.: /s/ Evgeny Zaytsev, Evgeny Zaytsev, Managing Member (08/21/2026)
- Bering Partners II, L.P.: /s/ Evgeny Zaytsev, Evgeny Zaytsev, Managing Member of the General Partner (08/21/2026)
- Evgeny Zaytsev: /s/ Evgeny Zaytsev, Evgeny Zaytsev (08/21/2026)
- Philip M Sawyer: /s/ Philip Sawyer, Philip Sawyer (08/21/2026)